January 2013
Fixed Income Investor
Presentation
Filed by FirstMerit Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Citizens Republic Bancorp, Inc.
Commission File No.: 001-33063
Date: January 23, 2013

Forward-looking Statement Disclosure
This presentation contains forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements and those risk factors detailed in the Corporation's periodic reports and registration statements filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.
Additional Information and Where to Find It
In connection with the proposed merger between FirstMerit Corporation ("FirstMerit") and Citizens Republic Bancorp., Inc. ("Citizens"), FirstMerit
has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the definitive joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus (when it becomes available), as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from
FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading
“Financial Documents” and then under the heading “SEC Filings.”
Participants in the Merger Solicitation
FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and
Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.

FirstMerit Overview
(1)
• Headquarters: Akron, Ohio
• Employees (FTE): 2,724
• Founded: 1845
• Assets: $14.9 Billion
4th largest Ohio bank
41
st
largest US bank
• Market Capitalization: $1.7 Billion
• S&P / Moody’s Hold Co. Ratings: BBB+ / A2
• Ticker: FMER (NASDAQ)

Source: SNL Financial.
(1) Total assets at 12/31/12 and market capitalization as of 1/18/13.

The First Merit Opportunity
Highly regarded
and experienced
management team
• Senior management team with an average of over 25 years of banking industry experience principally with larger institutions
• Dedicated focus on risk management, credit, and controls
Stable earnings
base
• 55 consecutive quarters of profitability
• Stable NIM historically and throughout the cycle
Experienced
integrator
• Successfully integrated 3 bank M&A transactions in 2010
• Robust planning, identified risks and detailed integration plan
Citizens Republic
– strategically
compelling and
financially
attractive
• Creates a premier Midwest banking franchise with over $23bn in assets
• EPS accretive, IRR of 18%+, with short TBV earnback period

• Robust pro forma capital and capital generation capacity
• Outstanding asset quality, exceptional liquidity profile, and strong core deposit base
Robust credit,
capital, and
liquidity

Highly Regarded and Experienced Management Team

Name Title
Industry
Experience
Bio
Paul G. Greig
Chairman &
CEO
35
Terrence E. Bichsel
Executive VP &
CFO
39
William P. Richgels
Executive VP &
CCO
31
Mr. Richgels joined FirstMerit as Executive Vice President, Chief Credit Officer on May 1, 2007. He joined
FirstMerit from JP Morgan Chase, Chicago, where he held the position of Senior Vice President and Senior
Credit Executive since 2004. Mr. Richgel’s experiences and successes in lending include asset-based, commercial and industrial, commercial real estate, floor plan, private banking, distressed debt and mezzanine.
Mark N. DuHamel
Executive VP
and Treasurer
30
Thomas P. O’Malley
Senior VP, Dir.
of Investor
Relations and
Corporate
Communications
17
Mr. O’Malley is Senior Vice President, Director of Investor Relations and Corporate Communications. He
joined FirstMerit in 2004 from National City Corporation, Cleveland, where he was a buy-side equity research analyst covering financial service companies. Prior to that, he was a sell-side equity research analyst covering banks for McDonald & Company/KeyCorp., Cleveland.
Mr. Greig has served as Chairman, President and CEO of FirstMerit since 2006 and is a member of the
Company’s Executive Committee. Mr. Greig is also the Chairman, President and CEO of FirstMerit Bank,
N.A. Prior to joining FirstMerit, Mr. Greig served as President and CEO of Charter One Bank, Illinois from
2005-2006 and President and CEO of Chase, Wisconsin from 1999-2005.
Mr. Bichsel is the Executive Vice President and Chief Financial Officer of FirstMerit Corporation. He joined
FirstMerit in September 1999 from Banc One Corporation where he was the Vice President of Finance and
Performance Management. He previously held high level finance positions in Bank One Services
Corporation, Bank One Wisconsin Corp, and Bank One, Dayton. He has more than 30 years of experience in financial management, systems, budgeting, risk management, investments, cost accounting and financial forecast modeling.
Mark N. DuHamel is Executive Vice President of Treasury for FirstMerit Corporation. He also serves as
Executive Vice President and Treasurer of FirstMerit Bank, NA.. He directs investment portfolio strategy and execution, manages wholesale funding activities and oversees the bank's asset liability management function. He manages the corporation's investor relations function and he is the corporate development officer overseeing merger and acquisition activity.

Highly Regarded and Experienced Management Team (cont.)

Name Title
Industry
Experience
Bio
David G. Goodall
Executive VP,
Corporate
Banking
15
Mr. Goodall serves as Executive Vice President, Commercial Banking and has held this position since November 2009. He joined FirstMerit in March 2009 as Executive Vice President and Head of Specialized Banking from National City Business
Credit, Inc., a subsidiary of National City Bank, where he was President and CEO.
N. James
Brocklehurst
Executive VP,
Retail Banking
23
Mr. Brocklehurst was appointed Executive Vice President, Retail Banking in July 2010. He joined FirstMerit as Senior Vice
President, Retail Sales Manager in July 2006, from JPMorgan Chase where he served as Senior Vice President, Retail
Market Manager since 2003. Mr. Brocklehurst began his banking career in 1989 in Branch Management in Indianapolis, IN.
Mike G. Robinson
Executive VP,
Wealth
Management
Services
27
Mark D. Quinlan
Executive VP &
Chief
Information
Officer
25
Mr. Quinlan is Executive Vice President and Chief Information Officer. Prior to joining FirstMerit in 2013, he was Executive
Vice President, Chief Information and Operations Officer at Associated Bancorp in Green Bay, Wis. Prior to that, he held significant positions at such organizations as Charter One, Union Center Insurance and Investments, US Bancorp and
Citibank.
Christopher J.
Maurer
Executive VP,
Human
Resources
41
Judith A. Steiner
Executive VP,
Risk
Management
25
Ms. Steiner joined FirstMerit in 1990. She is Executive Vice President, General Counsel, Corporate Secretary and Chief
Risk Officer of FirstMerit Corporation. Prior to her current position, Ms. Steiner was manager of the Legal and Compliance
Departments and was AML/BSA Officer of the Corporation. Her responsibilities include oversight of the Legal, Compliance,
AM/BSA, CRA, Security, Insurance and Enterprise Risk Management functions. Prior to joining FirstMerit, she was an
Associate with Brouse McDowell law firm, Akron, Ohio.
Julie C. Tutkovics
Senior VP &
Chief Marketing
Officer
20
Mr. Robinson is Executive Vice President, Wealth Management Services. Prior to joining FirstMerit, he spent 27 years at
JPMorgan Chase where he held a number of leadership roles within the company’s wealth management business. As a managing director and co-head of the JP Morgan Private Bank in Michigan, Mr. Robinson managed a team of specialists in wealth advisory, investment management, estate and trust administration and banking
Mr. Maurer is Executive Vice President, Human Resources of FirstMerit Corporation. He joined First National Bank of Ohio
(now part of FirstMerit) in June 1992 as Senior Vice President and Director of Human Resources. In November 1993, Mr.
Maurer was named Senior Vice President and Director of Human Resources of FirstMerit Corporation. Prior to his joining
First National, he was employed by Diebold Incorporated where he spent 21 years holding various management positions in
Human Resources.
Mrs. Tutkovics was appointed Senior Vice President, Chief Marketing Officer, in November 2010. She is responsible for corporate Line of Business marketing across the country, driving FirstMerit’s branding initiatives, overseeing product development, heading up marketing research and working closely with line of business heads to develop marketing and advertising strategies. Prior to joining FirstMerit, Mrs. Tutkovics served as First Vice President, Director of Product
Development at New York Community Bancorp, Inc. (formerly AmTrust Bank). Before that, she served in a variety of marketing roles at Citizens Financial Group/Charter One Bank, Citizens Bank, Fidelity Investments and KeyCorp.

•
Solid asset quality results
(1)
NCO ratio consistently below peers (0.53% for 2012 vs. 0.81% for peers)
NPA ratio at 0.57% vs. peers at 2.43%
(2)
•
Robust capital
Tangible common equity ratio of 8.16% as of 12/31/12
Pro forma acquisition of 7.15% as of 9/30/12
Ratios well in excess of fully phased-in Basel III NPR requirements
•
Strong liquidity
Strong core deposit funding base anchored by noninterest-bearing demand deposits
Core deposits are 88% of deposit base at 12/31/12
Robust Credit, Capital and Liquidity
Note: Financial metrics for FMER as of 12/31/2012. Financial metrics for peers as of 9/30/2012 YTD.
Peer Group includes Huntington, Associated, Fulton Financial, TCF Financial, Citizens Banking, Park National,
First Commonwealth Financial, Old National, MB Financial and FNB as of most recent quarter available.
(1) Includes $10.6 million of accruing consumer post chapter 7 bankruptcy loans reclassified to non performing based on guidance from the Office of the Comptroller of the Currency in Q3’12.
(2) Excludes restructured loans.

Stable Earnings Base
Source: SNL Financial. FMER 2012YTD as of 12/31/2012. Peer 2012YTD as of 9/30/2012.
Peer Group includes Huntington, Associated, Fulton Financial, TCF Financial, Citizens Banking, Park National,
First Commonwealth Financial, Old National, MB Financial and FNB

55 Consecutive Quarters of Profitability
ROAA ROAE
1.19%
1.13%
0.76% 0.76%
0.82%
0.92%
0.96%
0.06%
(0.85%)
0.23%
0.68%
1.10%
(1.00%)
(0.50%)
0.00%
0.50%
1.00%
1.50%
2007 2008 2009 2010 2011 2012 YTD
FMER Peers
14.1%
12.8%
8.1%
7.8%
7.7%
8.3%
10.4%
1.5%
(7.1%)
2.3%
6.0%
8.9%
(10.0%)
(5.0%)
0.0%
5.0%
10.0%
15.0%
2007 2008 2009 2010 2011 2012 YTD
FMER Peers

FIRST BANK

George Washington
SAVINGS BANK

Midwest Bank
THE BANK WHERE YOU BELONG

FIRSTMERIT
Corporation

Assets: $415 million
Branches: 24
February 2010
Assets: $420 million
Branches: 4
February 2010
Assets: $3.0 billion
Branches: 26
May 2010
• Successful integration in a new market
– Seamless conversions of three franchises in 2010, within very compressed, overlapping timelines
– Smooth transition from announcement to conversion
– Experienced project management team executing integration process
• Chicago commercial lending initiative began in February 2010 with a commercial staff of 5, which has significantly exceeded expectations
– FirstMerit’s commercial team today has grown to over 40 relationship managers
– Commercial calling effort has developed $780 million in loans outstanding with total commitments of $1.4 billion in just
2 ½ years
• Total Chicago loan portfolio in excess of $2 billion of outstanding loans
– Balanced portfolio – approximately $1 billion of new production and $1 billion of acquired loans
Experienced Integrator

Citizens Republic – Strategically Compelling and Financially Attractive
Strategically
compelling
combination
• Traditional community banking franchises in the Midwest
• Creates a franchise with size and scale to compete effectively
• Leverages FMER’s core middle market commercial lending expertise
• Robust planning, identified risks and detailed game plan
• Following a proven model from previous, recent acquisitions
• Assistance from well-recognized third parties
Exhaustive due
diligence and
mitigated credit
risks
• Estimated loan portfolio fair value mark of $377.6 million (6.8%) at transaction closing, and
NCOs of 12.3% (for a total of 19.1%), mitigates credit exposure going forward
• Conservative risk profile
• 44% of pro forma portfolio will be marked at fair value
• More than 120 people (110 FirstMerit employees), three months, multiple external third parties
Very strong
liquidity, capital
levels
• All stock transaction
• Strong pro forma capital and capital generation capacity
• Capital raise for TARP repayment equal to TARP outstanding
• Exceptional liquidity profile

• EPS accretive in first full year following close
• 18%+ IRR, well in excess of cost of capital
• Increased earnings capacity and lower total payout ratio
Financially
Attractive
Proven integration
strategy

Summary of Key Deal Terms
Consideration • Fixed Exchange Ratio: 1.37 shares of FirstMerit for each share of Citizens
Republic
• Implied Value (1) : $22.50 per common share, or $912 million
• Consideration Mix: 100% stock
•
Dividend:
TARP Repayment • Intend to repay in full at closing, subject to regulatory authorization and Treasury approval
• Intend to fund repayment with a combination of FirstMerit preferred stock and debt
Balance Sheet Restructuring • Balance sheet deleveraging at close of approximately $750 million focused on higher cost FHLB borrowings and Repos
Cost Savings • 22% ($59 million) of 6/30/12 CRBC YTD annualized noninterest expense
Merger-Related Charges • $88 million pre-tax
Name • Rebranded to FirstMerit Bank
Board Representation • FirstMerit will appoint 2 Citizens Republic Board members to its Board
Required Approvals • Approval of Citizens Republic and FirstMerit shareholders
• Customary regulatory approvals, including approval to repay Citizens’ TARP
Anticipated Closing • Early 2Q 2013
(1) Based on FirstMerit’s 10 day average closing share price prior to signing the definitive merger agreement (8/29/12 – 9/12/12).

Current quarterly dividend of $0.16

Michigan
Wisconsin
Madison
Milwaukee
Detroit
Cleveland
Toledo
Springfield
Illinois
Indianapolis
Indiana
Cincinnati
Ohio

FirstMerit Corporation

Creating a Premier Midwest Banking Franchise
Source: Balance sheet items as of 12/31/12, other items of 9/30/12. Figures are pro forma for purchase accounting.
Loans by state are not adjusted for purchase accounting mark.
(1) Includes 4 FirstMerit branches in Western Pennsylvania ($0.2 billion of deposits).
• $24.5 billion in Assets
• $14.9 billion in Loans
• $18.9 billion in Deposits
• 10.59% Tier 1 Ratio
• 9.50% Tier 1 Common Ratio
• 415 branches
• 452 ATMs
• Over 5,000 employees
State Deposits ($bn) Loans ($bn) Branches
Ohio
(1)
$9.2 $7.9 162
Michigan $5.9 $4.3 158
Illinois $2.7 $2.1 44
Wisconsin $1.0 $0.4 47
FirstMerit (196 branches)
Citizens Republic (219 branches)
Green Bay
Chicago
Akron
Pro Forma Franchise

USB
FITB
BMO / Harris
KEY
HBAN
FIRSTMERIT Corporation
ASBC
CBSH
TCB
WTFC
FIRSTMERIT Corporation
FBC
UMBF
PVTB
CBCYB
CITIZENS

USB
FITB
KEY
HBAN
CBSH
FIRSTMERIT Corporation
ASBC
TCB
UMBF
CFFN
FIRSTMERIT Corporation
CBCYB
WTFC
FINN
ONB
PVTB
MBFI
PRK
FMBI
FBC
FFBC
CITIZENS

FIRSTMERIT Corporation

A Stronger Regional Presence
Top Banks Headquartered in the Midwest by Assets
(1)
Source: SNL Financial as of 1/18/13.
(1) Excludes mutual holding companies and NTRS.
($ in billions)
Top Banks Headquartered in the Midwest by Market Capitalization
(1)
($ in billions)
$60.0
$65.0
$61.4
$353
$350
$375
$118
$112
$87
$57
$25
$22
$21
$18
$17
$15 $14
$13 $13
$10
$10
$0
$25
$50
$75
$100
$125
$14.4
$8.7
$5.9
$3.4
$2.5 $2.3
$2.1
$1.9
$1.8 $1.7
$1.4
$1.4 $1.4 $1.3 $1.3
$1.2 $1.0 $1.0
$1.0 $0.9 $0.8
$0.0
$5.0
$10.0
$15.0

Compelling Financial Rationale
Attractive Pricing
Superior Returns
• First full-year EPS accretion of 7.5%
(3)
• 18%+ IRR
(3)
• TBV dilution of 6.9%, inclusive of balance sheet restructuring charge
• Earn-back of TBV dilution of under 2.5 years
(3)
Conservative
Synergies
• 22% ($59 million) cost savings net of investments
(3)
• Future synergies accruing to combined shareholders
• Further opportunity to leverage FirstMerit’s efficiency discipline
Mitigated Credit
Risk
• Extensive credit review involving both FirstMerit’s credit team and third party valuation consultants
• 6.8% loan mark ($378 million) and implied 19.1% credit cycle losses
FMER – CRBC
(1)
Recent Transactions – Median
(2)
Price / Book Value: 0.87x 1.49x
Price / Tangible Book Value: 1.26x 1.75x
Core Deposit Premium: 2.8% 10.4%
(1) At announcement.
(2) Based on the following transactions (Buyer / Target): Union Bank / Pacific Capital, Prosperity / American State, Susquehanna /
Tower, Valley National / State, Brookline / Bancorp Rhode Island, Susquehanna / Abington, People’s United / Danvers, Comerica /
Sterling, Hancock / Whitney, BMO / Marshall & Ilsley, M&T / Wilmington, and First Niagara / New Alliance.
(3) Estimated.

FMER
12/31/12
FMER
Pro Forma
Well-Capitalized
Minimums
TCE / TA 8.16% 7.15% N/A
Leverage Ratio 8.43% 7.30% 5.00%
Tier 1 Common Ratio 11.25% 9.50% N/A
Tier 1 Ratio 11.25% 10.59% 6.00%
Total Risk-Based Capital 12.50% 13.06% 10.00%
Strong Balance Sheet…
• Preliminary estimates based on Basel III NPR show capital ratios in excess of fully phased in requirements
• Planned capital actions
– Raise $250 million of Tier 2 debt and $100 million of Tier 1 preferred
• Expect to quickly accumulate capital
– Recover TCE / TA in under 2 years
• Excellent prospects to reinvest in business
Capital Ratios

Minimized Liquidity Risk
FirstMerit Bank Citizens Bank
Pro Forma
FirstMerit Bank
As of 6/30/12
Loans / Deposits 79.2% 75.4% 75.6%
Wholesale / Total Funding 1.4% 9.3% 0.9%
As of 12/31/12
Holding Company Cash $141mm -- --
As of 8/31/12
As a % of Total Deposits 3.6% 5.9% 4.5%
Asset-based Liquidity / Total Assets 13.3% 28.2% 16.3%
(1)

•
•
•
Both companies use cash flow liquidity practices in measuring liquidity risk
Both companies perform extensive cash flow liquidity stress tests using severely adverse conditions
Post restructuring, limited reliance on wholesale funding
(1) Pro forma wholesale / total funding includes repayment of $658mm of FHLB borrowings and $103.4mm of repos and $44.0mm write-up of deposits.

Conservative Credit Evaluation
Gross Loan Mark
Type Mark ($mm) Mark (%)
C&I $62.4 3.6%
CRE $103.6 7.3%
Indirect Consumer – RV / Marine $23.7 2.4%
Mortgage $29.8 4.5%
HELOC $158.2 21.4%
Total Loan Mark $377.6 6.8%
Citizens’ NCOs since 1/1/08 as a % of 12/31/07 gross loan balance: 12.3%
Total Loan Mark and NCOs since 1/1/08: 19.1%
Note: Estimated based on most recently available information.

Similar Customer-Focused Cultures Ensure Smooth Integration
• History of both companies is based on Midwest ethos embraced by customers and employees
• Independent third party brand awareness study on both companies revealed strikingly similar themes
– FirstMerit and Citizens are both recognized in their markets for same characteristics
– Big bank capabilities and product offerings with local delivery
– Strong presence in marketplace
– Customers know their banker
– FirstMerit and Citizens customer base cited same attributes when asked to describe their bank
– Approachable
– Resourceful
– Committed
– Conservative
• Remarkable level of similarity also found in independent third party customer satisfaction study on both companies
– FirstMerit and Citizens customers report comparable levels of high satisfaction with their bank
– 86% (FirstMerit)
– 89% (Citizens)
– Both bank customer bases also show strikingly similar tendency to act as advocate of their bank to others
– 86% (FirstMerit and Citizens)
• Similar corporate values and excellence in customer service will ensure smooth integration
– Limiting customer disruption and ensuring employee retention

FirstMerit Corporation

Citizens Republic Bancorp

FirstMerit Corporation

FirstMerit Corporation

Lending Presence and Product Offerings
Source: SNL Financial based on regulatory data as of 9/30/12.
Note: CRBC and FMER loan compositions do not reflect estimated loan mark.
• Leverage FirstMerit’s lending expertise across the Citizens Republic footprint
– Commercial banking: middle market, business banking and asset-based lending
– Indirect auto and dealer services
– Mortgage banking and credit card
• Expand Citizens Republic’s specialized indirect consumer lending experience
– Extensive experience in indirect consumer lending with over 750 dealer relationships across the Midwest
– Superior credit – NPLs were ~35bps of total loans throughout the cycle
($ in millions)
Pro Forma

Gross Loans: $9,377.0
C&I
32%
Other
13%
Consumer
14%
Multifamily
2%
NonOwner-Occ
CRE
12%
Owner-Occ
CRE
13%
C&D
6%
1-4 Family
8%
Gross Loans: $5,461.0
C&I
23%
1-4 Family
16%
NonOwner-Occ
CRE
13%
Multifamily
2%
Consumer
20%
Other
11%
C&D
2%
Owner-Occ
CRE
13%
Gross Loans: $14,838.0
C&I
29%
Other
12%
Consumer
16%
Multifamily
2%
NonOwner-Occ
CRE
13%
Owner-Occ
CRE
13%
C&D
4%
1-4 Family
11%

FIRSTMERIT Corporation

CITIZENS REPUBLIC BANCORP

FIRSTMERIT Corporation

+

FIRSTMERIT Corporation

Strong Core Deposit Funding
Source: SNL Financial based on GAAP data as of 9/30/12.
(1) Core deposits include all deposits less certificates of deposit.
• Deposit product offering very similar to FirstMerit’s
• Strong core deposit funding base anchored by noninterest-bearing demand deposits
• Opportunity for additional core deposit growth driven by growing middle market commercial relationships
($ in millions)
Pro Forma

Deposits: $11,532.4
MRQ Cost: 0.28%
Core Deposits: 87%
(1)
MMDA, Savings
& Other
59%
Retail CDs
8%
Jumbo CDs
5%
Non-Interest
Bearing
28%
MMDA, Savings
& Other
51%
Retail CDs
17%
Jumbo CDs
7%
Non-Interest
Bearing
25%
Deposits: $18,835.4
Cost: 0.36%
Core Deposits: 82%
(1)
MMDA, Savings
& Other
55%
Retail CDs
12%
Jumbo CDs
6%
Non-Interest
Bearing
27%
Deposits: $7,303.0
MRQ Cost: 0.48%
Core Deposits: 76%
(1)

Opportunities to Expand Fee Income
Source: SNL Financial based on GAAP data as of 9/30/12.
Note: Core fee income shown (excludes gains / losses on sales of securities and loans held for sale).
• Citizens Republic currently outsources mortgage banking – conversion to FirstMerit's business model will enhance fee income
• Expansion of middle-market commercial solutions – treasury management, interest rate derivatives, international, and merchant card services
• Leverage FirstMerit's success in wealth management
– Greater scale and enhanced product suite
– Focused cross-sell initiatives with commercial / consumer banking
($ in millions)

Other
12%
BOLI Income
6%
Loan Sales &
Other Loan Income
13%
Wealth
Management
15%
Credit Card & ATM
Service Charges
27%
MRQ Annualized: $217.5
Fees
27%
MRQ Annualized: $95.6
Credit Card & ATM
19%
Wealth
23%
Other
Loan Sales &
8%
Service
42%
Fees
Management
10%
Other Loan Income
Charges
MRQ Annualized: $313.1
Other
BOLI Income
Wealth
18%
Credit Card & ATM
24%
Loan Sales &
12%
Service Charges
11%
4%
Management
Fees
Other Loan Income
31%
Pro Forma

Significant Cost Savings
Annualized Net Expense Reductions
Category
Amount
($MM)
Personnel $24.8
Technology $18.3
Regulatory $5.9
Professional $5.6
Other $5.6
Occupancy $1.7
Marketing ($2.8)
Total $59.1
(1) Excludes value of restructuring charge.
(2) Assumes a 35% tax rate.
• 31% of costs saves will be achieved in 2013
• FMER does not include any revenue synergy assumptions in its projections

Disciplined Execution Strategy
• FirstMerit will leverage its extensive, best-practice integration experience from its recent Chicago expansion
– FDIC deals were significantly more complex
– Limited involvement from target institutions
• Disciplined FirstMerit project management approach to integration has begun
– Every line of business and functional area is participating and communicating daily
– Third party experts utilized as necessary, especially in IT area
• Similar product sets and product features across all business lines facilitate a smooth integration and transition for customers and staff
– Core operating systems both provided by Fidelity Information Services (FIS)
• Hiring of Sandra Pierce establishes strong, local leadership in that market
– Enhancing customer and employee experience during transition

The First Merit Opportunity
Highly regarded
and experienced
management team
• Senior management team with an average of over 25 years of banking industry experience principally with larger institutions
• Dedicated focus on risk management, credit, and controls
Stable earnings
base
• 55 consecutive quarters of profitability
• Stable NIM historically and throughout the cycle
Experienced
integrator
• Successfully integrated 3 bank M&A transactions in 2010
• Robust planning, identified risks and detailed integration plan
Citizens Republic
– strategically
compelling and
financially
attractive
• Creates a premier Midwest banking franchise with over $23bn in assets
• EPS accretive, IRR of 18%+, with short TBV earnback period

• Robust pro forma capital and capital generation capacity
• Outstanding asset quality, exceptional liquidity profile, and strong core deposit base
Robust credit,
capital, and
liquidity

24 Appendix – FirstMerit Financial Performance

0.44%
0.98%
2.01%
2.29%
1.82%
0.81%
0.40%
0.68%
1.22%
1.23%
0.85%
0.53%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
2007 2008 2009 2010 2011 2012
N
e
t
C
h
a
r
g
e
-
o
f
f
s
Peers FMER

• Primary focus of entire management team and organization
• Aligned incentives
• Hired Chief Credit Officer and added other key personnel
• Active internal focus on credit quality
• Ongoing comprehensive internal and external review of portfolio
• Implementing initiatives for ongoing credit improvement
Actions to Sustain Improved Performance
Source: SNL Financial.
Note:  FMER data as of 12/31/2012. Peer data as of 9/30/2012.
National, MB Financial and FNB. Figures shown are simple averages.
Credit Quality Initiatives
Leads to Superior Credit Quality
Peer Group includes Huntington, Associated, Fulton Financial, TCF Financial, Citizens Banking, Park National, First Commonwealth Financial, Old

Net charge-offs
$mm
NCO Ratio

Reserves / NPLs
NPA Ratio

FIRSTMERIT
Corporation

$14.6
$13.8
$12.0
$8.8
$14.9
$7.1
0.79%
0.73%
0.63%
0.45%
0.59%
0.34%
0.00%
0.50%
1.00%
1.50%
$0.0
$5.0
$10.0
$15.0
$20.0
3Q11 4Q11 1Q12 2Q12 3Q12 4Q12
Net charge-offs
NCO ratio

Credit Results-Excluding Covered Loans
(1)
(1) Gray bar represents $10.6 million of accruing consumer post chapter 7 bankruptcy loans reclassified to non performing based on guidance from the Office of the Comptroller of the Currency. NCO ratio excludes reclassification impact.
176.5%
205.0%
234.3%
208.1%
284.5%
1.06%
0.87%
0.75% 0.77%
0.57%
0.00%
1.00%
2.00%
3.00%
0.0%
60.0%
120.0%
180.0%
240.0%
300.0%
4Q11 1Q12 2Q12 3Q12 4Q12
Reserves/NPLs
NPA Ratio
(1)

Credit Results (continued)
Source: SNL Financial
Note: FMER metrics as of 12/31/2012. Peer metrics as of 9/30/2012.
Note: Peer Group Includes Huntington, Associated, Fulton Financial, TCF Financial, Citizens Banking, Park National,
First Commonwealth Financial, Old National, MB Financial and FNB

0.34%
0.83%
0.00%
0.20%
0.40%
0.60%
0.80%
1.00%
FMER Peers
285%
73%
0%
50%
100%
150%
200%
250%
300%
FMER Peers
0.57%
2.43%
0.00%
1.00%
2.00%
3.00%
FMER Peers
Net-Charge offs / Average Loans
NPAs / Loans and OREO
Allowance for Credit Losses /
Nonperforming Loans

3Q04
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12

FIRSTMERIT Corporation

Margin Stability
Source: Bloomberg

Margin Historical Performance
• Net interest margin stability throughout volatile
interest rate cycle
3.74%
3.66%
3.71%
3.76%
3.73%
3.74%
3.70%
3.73%
3.80%
3.78%
3.68%
3.58% 3.58%
3.62%
3.61%
3.66%
3.60%
3.69%
3.78%
3.82%
3.53%
3.56%
3.61%
3.64%
3.72%
4.02%
3.96%
4.14%
4.00%
3.77%
3.75%
3.85%
3.78% 3.77%
3.66%
3.58%
0%
1%
2%
3%
4%
5%
NIM Fed Funds*

(1)

Sr. Corp Debt, 96,464, 3%
Other*, 201,731, 6%
Munis, 404,349, 12%
MBS, 1,096,242, 32%
CMO, 1,643,031, 47%

3.50
3.00
2.50
2.00
1.50
1.00
3.30%
3.20%
3.10%
3.00%
2.90%
2.80%
2.70%
2.60%
2.50%
DEC '11
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC '12
Duration
Book Yield

FIRSTMERIT Corporation

29 Investment Portfolio Summary Investment Portfolio Composition Book Yield and Duration *Other: FHLB/FRB stock and Trups (1) as of 12/31/12